Exhibit 99.1

Contacts:	Media	Investors
	Stephen Cohen	Brian Blackman
	212 886-9332	702 407-6330

Caesars Entertainment, Caesars Entertainment Operating Co. Announce Overwhelming Creditor Support in Vote to Accept CEOC’s Plan of Reorganization

Confirmation hearing scheduled to Begin January 17, 2017
LAS VEGAS, December 5, 2016 – Caesars Entertainment Corporation (NASDAQ: CZR) ("Caesars Entertainment") and Caesars Entertainment Operating Company, Inc. ("CEOC") and its Chapter 11 debtor subsidiaries (collectively, the “Debtors”) today announced that substantially all voting creditor classes have voted to accept CEOC’s proposed plan of reorganization (“Plan”). The Plan was accepted by more than 90% of voting creditors. Each of the creditor classes for the Debtors’ first lien noteholders, first lien bank lenders, second lien noteholders, subsidiary-guaranteed noteholders, and unsecured noteholders voted to accept the Plan in numbers well in excess of what is necessary to confirm the Plan. The overwhelming support for the Plan is an important milestone toward CEOC confirming its Plan and emerging from bankruptcy protection in 2017.
“The significant support demonstrated by CEOC’s creditor constituencies brings the resolution of CEOC’s bankruptcy one step closer,” said Mark Frissora, President and Chief Executive Officer of Caesars Entertainment. “Upon conclusion in 2017, Caesars will be well-positioned to continue growing and prospering as an independent company, delivering on our strategic priorities to drive value for all of our stakeholders.”

The final voting results on the Plan for all 173 Debtors were certified and filed with the U.S. Bankruptcy Court for the Northern District of Illinois earlier today. Although there are certain unsecured creditor classes voting to reject the Plan at certain Debtor entities, there are a significant number of classes voting in favor of the Plan at each Debtor entity and the Plan can be confirmed under the Bankruptcy Code notwithstanding the rejecting classes.

The Plan remains subject to bankruptcy court approval, required gaming regulatory approvals, the completion of a merger between Caesars Entertainment and Caesars Acquisition Company, and various other closing conditions. The confirmation hearing is scheduled to begin on January 17, 2017.

About Caesars Entertainment Corporation

Caesars Entertainment Corporation (CEC) is the world's most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company. CEC is mainly comprised of the following three entities: the majority owned operating subsidiary Caesars Entertainment Operating Company, wholly owned Caesars Entertainment Resort Properties and Caesars Growth Properties, in which we hold a variable economic interest. Since its beginning in Reno, Nevada, 75 years ago, CEC has grown through development of new resorts, expansions and acquisitions and its portfolio of subsidiaries now operate 47 casinos in 13 U.S. states and five countries. The Company's resorts operate primarily under the Caesars®, Harrah's® and Horseshoe® brand names. CEC's portfolio also includes the London Clubs International family of casinos. CEC is focused on building loyalty and value with its guests through a unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership. The Company is committed to environmental sustainability and energy conservation and recognizes the importance of being a responsible steward of the environment. For more information, please visit www.caesars.com.
Forward Looking Statement

This release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as, “will”, “would”, “expected”, "proposed", and "working on" or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, the consensus reached with representatives of CEOC’s major creditor constituencies, future actions that may be taken by Caesars and others with respect thereto, consummation of a consensual restructuring of the Debtors and the estimated future relative shareholding of New CEC. These forward-looking statements are based on current expectations and projections about future events.
You are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance of CEC may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in our reports filed with the Securities and Exchange: CEC’s ability (or inability) to reach formal agreement with CEOC’s major creditor constituencies regarding new or amended restructuring support agreements and a Revised Plan of Reorganization, CEC’s and CEOC’s ability (or inability) to meet any milestones or other conditions set forth in any such new or amended restructuring support agreements, CEC’s and CEOC’s ability (or inability) to satisfy the conditions to consummation of any consensual restructuring of the Debtors (including without limitation receipt of requisite approvals of creditor groups, the Bankruptcy Court and regulators), CEC's ability (or inability) to secure additional liquidity to meet its ongoing obligations and its commitments to support the CEOC restructuring as necessary, CEC's financial obligations exceeding or becoming due earlier than what is currently forecast and other risks associated with the CEOC restructuring and related litigation.